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                                January 24, 2008


Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549

RE:      Sparta Surgical Corporation
         Forms 10-KSB For the Fiscal Year Ended February 28, 2006 and 2007 File Number 1-11047

Attn:    Eric Atallah, Staff Accountant
         Division of Corporation Finance

Dear Mr. Atallah:

         In response to the Staff's comment letter to us dated September 4, 2007, please be advised as follows:

         1. We have included in Item 8 of the subject Annual Report on Form 10-KSB for the year ended February 28, 2007 the information required by Item 304 of Regulation S-B relating to our change of accountants. As indicated in our telephone conversation with you, the prior accounting firm went out of business a number of years ago, and we are unable at this time to obtain a confirming letter with respect to the fact that we represent there have been no disagreements as to accounting policies or practices, financial statement disclosure or auditing scope or procedures with the prior auditors. We hope this is satisfactory to the Staff.

         2. We have included as Exhibit 99.1 the opinion of Boutin Dentino with respect to the statute of limitations issue. We have also included their consent in Exhibit 23.1.

         3. We have inserted appropriate disclosure with respect to our reorganization under Chapter 11 of the U.S. Bankruptcy Code in Item 3 and in
Item 6.

         4. As indicated above, we have disclosed the filing of our petition for reorganization under the U.S. Bankruptcy Code in Items 3 and 6 of the subject Form 10-KSB. In addition, under Item 7, we have revised the financial statements reporting by the entities in reorganization under Bankruptcy of Code as contained in paragraphs .20 - .34, of SOP 90-7.

         5. The revolving credit facility in the amount of $100,000 was provided to us and our subsidiary by our two principal stockholders, Messrs. Reiner and Agron. Advances have been accounted for as liabilities and so indicated on our balance sheets.


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         6. The convertible note is due in February 2008, not February 2007, which was a typographical error. We apologize for this error.

         7. See our response to comment 2 above.

         8. We have revised the disclosure to eliminate the words "and timely alerting them to material information related to the Company required to be included in our periodic SEC filings."

         9. We believe that our disclosure controls and procedures are adequate while we are in Chapter 11 proceedings because (i) we have had an extremely small amount of transactions and operations, (ii) we believe our Chief Executive Officer/Chief Financial Officer is capable of adequately addressing our internal controls, and (iii) we have had the assistance of our bankruptcy counsel and our bankruptcy trustee in connection with the preparation of regular periodic reports to the Bankruptcy Court disclosing our financial condition.

         10. We have revised the certifications pursuant to the Staff's comments.

                                            Very truly yours,



                                            /s/ Allan Korn
                                            -----------------------------------
                                            Allan Korn
                                            Chief Executive Officer
                                            SPARTA SURGICAL CORPORATION
                                            5445 DTC Parkway, Suite 520
                                            Greenwood Village, CO 80111
                                            848-391-2893














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